

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2011

Brian T. Moynihan
Chief Executive Officer, President and Director
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

> **RE:** **Bank of America Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2010,**
> **June 30, 2010 and September 30, 2010**
> **Form 8-K filed January 21, 2011**
> **File No.: 001-06523**

Dear Mr. Moynihan:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Stephanie Hunsaker
        Senior Assistant Chief Accountant